SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

SEC MAIL PROCESSING RECEIVED APR -2 2002 WASH, D.C. 365 SECTION

02028260

March 12, 2002

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

SUPPL

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Documents that have been made public, filed or distributed in Korea
- Press release

PROCESSED
APR 1 9 2002
THOMSON
FINANCIAL

Yours Sincerely,

Hyun Chun Jung
Senior Manager
Investor Relations Team

Attachment

양식 8011

File No.
82-3901

Instruments for 12g3-2(b) Exemption

March 12, 2002

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from January 1 to February 28, 2002

Report to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
None	

File No.
82-3901

Report to KSE

Buying Financial Securities from Largest Shareholders	Jan. 11, 2002
Decrease of Ordinary Income exceeding 30% or more (15% or more in the case of large-sized corporation) Compared with that of the latest Fiscal Year	Jan. 29, 2002
Decrease of Net Income exceeding 30% or more (15% or more in the case of large-sized corporation) Compared with that of the latest Fiscal Year	Jan. 29, 2002
Equity Investment in Largest Shareholders and etc.	Jan. 30, 2002
Resolution of the Board of Directors on Calling Shareholders' Meeting	Feb. 19, 2002
Change in Business Area	Feb. 19, 2002
BOD Resolution on Grant of Stock Option	Feb. 19, 2002
Appointment of Independent Auditor	Feb. 26, 2002

General Press Release

News compilation of which the abstracts are translated into English	Jan. 1 ~ Feb. 28, 2002

File No.
82-3901

Report to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

None

File No.
82-3901

Report to KSE

2. Public Notices to the Korea Stock Exchange

Buying Financial Securities From Largest Shareholders (Jan. 11, 2002)

1. Details of the Company
   a) Name : SK Gas Co. Ltd
   b) Relations : Affiliate Company

2. Details of Purchase
   a) Date of Purchase: Jan. 11, 2002
   b) Objectives: 8,000,000 Common Stocks of SK Shipping Co., Ltd
   c) Amount (KRW) : 4,956,000,000
   d) Conditions: 619.5 KRW per share

3. Purpose of Transaction : Investment

4. Resolution Date: Jan. 11, 2002

5. Others
   - The Resolution Date in item 4 is the Contract Date.

【02】

Decrease of Ordinary Income exceeding 30% or more (15% or more in the case of large-sized corporation) Compared with that of the latest Fiscal Year (Jan. 29, 2002)

1. Decrease in ordinary income : 1,138 (100 million KRW)
   - Ration of ordinary income decrease(%): 51.19
   - Ordinary income in the current fiscal year: 1,085 (100 million KRW)
   - Ordinary income in the previous fiscal year: 2,223 (100 million KRW)

2. Causes for decrease : Demand decline and severe competition in the domestic petroleum market and loss from the sharp depreciation of Korean currency

3. Total Assets at the end of the previous fiscal year(Thousand Won): 15,110,086,380

4. Others: The above figures are before auditing procedure.

Decrease of Net Income exceeding 30% or more (15% or more in the case of large-sized corporation) Compared with that of the latest Fiscal Year (Jan. 29, 2002)

1. Decrease in Net income : 697 (100 million KRW)
   - Ration of ordinary income decrease(%): 48.14
   - Ordinary income in the current fiscal year: 751 (100 million KRW)
   - Ordinary income in the previous fiscal year: 1,448 (100 million KRW)

2. Causes for decrease : Demand decline and severe competition in the domestic petroleum market and loss from the sharp depreciation of Korean currency

3. Total Assets at the end of the previous fiscal year(Thousand Won): 15,110,086,380

4. Others: The above figures are before auditing procedure.

Equity Investment
in Largest Shareholders and etc.
(Jan. 30, 2002)

1. Name(corporation name) : Daegu Electronic Co., Ltd
   - Relation with company: Affiliated Company

2. Investment
   - Date invested : Jan. 29, 2002
   - Object invested : 792,000 shares of Common stock
   - Value invested(won): 3,960,000,000
   - Total value invested to party concerned(won): 5,280,005,000

3. Purpose of investment: Capital contribution through participation in right issue

4. Resolution date of board of directors: Jan. 29, 2002

5. the others: The resolution date in item 4 is subscription date.

Resolution of the Board of Directors on Calling Shareholders' Meeting (Feb. 19, 2002)

1. Date of board resolution: Feb. 18, 2002
   - attendance of outside directors: 5
   - attendance of auditors : attend

2. Purpose of calling the meeting of the board
   - Resolution on the calling of the regular shareholders' meeting for the 40th business year

3. Date of shareholders' meeting: March 8th, 2002

4. Place of shareholders' meeting: Seoul Finance Center

5. Agenda and key issues
   1) Approval of the 40th Balance Sheet, Profit & Loss Statement and Disposition of Retained Earnings
   2) Partial Amendment of the Articles of Incorporation
   3) Approval of Election of Directors and the Ceiling Amount of the Remuneration
   4) Permitting Stock Option to Directors

6. Details of resolution: approval

7. Others
   - Audit in item 1 is audit committee.

Change in Business Area
(Feb. 19, 2002)

1. Details of change (Article of Incorporation)

❑ Business area added

No.	Article of Incorporation
26	to carry on production, transportation and supply of energy, including, but not limited to, community energy, substitute energy and clean energy, and technology-related business related therewith;
27	carry on the development, manufacturing and sale of information-communication devices, including, but not limited to, visual display unit and battery, and value-added business related therewith; and

❑ Business area eliminated

- None

❑ Business area modified

No.	Article of Incorporation
4	to construct, own, operate, lease and dispose of such other facilities necessary for carrying on the activities set forth in paragraphs 1 and 2 above, including, but not limited to, lubricant oil and grease manufacturing facilities, storage facilities, **LNG terminals,** gas stations, LPG filling stations and parking facilities;
7	to carry on environmental conservation, **restoration and regeneration** activities, including the prevention of air, water and soil pollution, as well as management of noise, vibration and hazardous chemicals;
10	**to carry on various distribution businesses, including, but not limited to, wholesale and retail, mail-order business, credit card business, and financial business, including, but not limited to, issuance, deposit and sale of electronic payment means;**

2. Reasons for change: Entry into new Business

3. Date of Board resolution: Feb 18, 2002
  - Attendance of outside directors: 5
  - Attendance of auditors : attended

4. Date of shareholders' meeting: March 8, 2002

5. Others
  - Audit in item 3 is audit committee.

BOD Resolution on Grant of Stock Option (Feb. 19, 2002)

1. Name of grantees of stock option: Doo-yol Hwang and 64 people

2. Method of grant
   - Distribution of new shares or treasury stocks

3. Exercise price
   - The average of the volume weighted average closing price for 2 months, 1 month, and a week prior to the date the right is granted. However, exercise price will be the face value if the above-mentioned average price is less than the face value.

4. Exercise Period
   - March 9th, 2005 ~ March 8th, 2007

5. Class and number of shares to be granted
   - Common shares: 599,000
   - Preferred shares: -

6. Adjustment of exercise price and number of shares
   - Exercise Price and number of endowed shares may be adjusted according to dilution share value in case of right issue, bonus issue, stock dividends and stock spilt ups after granting on stock options

7. Date of Shareholders' meeting : March 8th, 2002

8. Place of Shareholders' meeting: 7th floor, Seoul Finance Center

9. Date of Board Resolution: Feb. 18th, 2002
   - Attendance of outside director: 5
   - Attendance of auditors: Attend

10. Others
    - The above matters will be included in the agenda to be approved at the 40th Shareholders' meeting to be held on March 8th, 2002.
    - The Auditors in item 9 is audit committee.

Appointment of Independent Auditor
(Feb. 26, 2002)

1. Name of Independent auditor: Ahn Kwon & Co.

2. Date of Appointment: Feb. 25th, 2002

3. Term of Office
   - Jan. 1st, 2002 ~ Dec. 31st, 2004

4. Reasons for appointment: Reappointment

5. Others
   -

3. Press Release

【01】

SK Group Ranked 1st in Productivity Assessment (Jan. 2, 2002)

The SK Group was rated first in a key productivity assessment of Korea's major conglomerates, industry figures showed today.

According to the figures, the Samsung Group registered the largest annual turnover of KW128 trillion ($98.5 billion) last year, trailed by LG with KW97 trillion ($74.6 billion) and SK with KW53 trillion ($40.8 billion).

Measured by per-employee turnover, however, SK with 25,000 employees topped the list with a per-capita volume of KW2.1 billion. Considering an annual pre-tax profit of KW2.5 trillion in 2001, the third largest conglomerate's per-employee profit has exceeded the KW100 million mark for the first time in Korea, group officials said.

The per-worker turnover for Samsung, which has 170,000 employees at home and abroad, was tallied at KW730 million, while LG's 140,000 employees recorded per-capita sales of KW690 million.

"Many economists say that turnover, a very variable index depending largely on the business circumstances of the times, can not be regarded as a reliable yardstick of corporate productivity and efficiency," said an official at the Federation of Korean Industries. "But the per-employee sales are taking on growing importance lately as one of the main gauges of per-capita productivity."

Despite mixed forecasts for global business circumstances, the nation's three largest conglomerates are aiming to expand their annual net profits by up to 20 percent this year.

SK's business plan calls for a 20 percent growth in pre-tax net profit to KW3 trillion.

【02】

SK Corp. Plans to Strengthen its Global Competitiveness in 2002 for Future Growth
(Jan. 10, 2002)

SK Corp. announced its sales target to KW12.6 trillion ($9.7 billion) and investment fund of KW700 billion ($538.5 million) for the year 2002.
After having transformed from an oil refinery enterprise to a "Globalized Innovative Marketing Company" last year, SK Corp. is planning to advance into the global market in order to gain the global competitiveness for the future growth of the company.

In tune with SK Group's international expansion strategy, SK Corp. will focus on the successful advancement into the market in China as well as other countries; establish global partnerships and agreements; and increase the investment in the overseas oil field exploration.

SK Corp. also plans to establish a new drug research laboratory in Shanghai, along with the one that was built with the cooperation between Daeduk and the United States, to spur the new drug development efforts in both the East and the West.

In other areas, SK Corp. plans to increase its asphalt sales by establishing an asphalt marketing company in Shandong, China, where it has 10 percent of the market share in the entire Chinese market and 30 percent of the imported goods market. As for its lubricating oil, SK Corp. is expected to enter the Chinese market by establishing strategic alliance with petrochemical companies in China, like SINOPEC.

SK Corp.'s other goals include further expansion and optimization in the domestic market. It plans to heighten its brand name value; strengthen the OK Cashbag service; popularize all-in-one card activity for the customer satisfaction management; and successfully establish various services in the petroleum market, such as the Speedmate and OK-Mart, utilizing the company's largest refueling station network.

【03】

SK Ulsan Complex Celebrates Completion of SMB and PXE Production Processes
(Jan. 12, 2002)

SK Ulsan Complex held a ceremony to celebrate the completion of both Simulated Moving Bed (SMB) and phenylxylyl ethane (PXE) production processes.

The SMB and PXE production processes manufacture para-diethyl benzene (PDEB), a solvent used in para-xylene production, and high purity normal-heptane that is used as a polymerization solvent and reagent in butadiene rubber production. The production capacity is 2,000 tons for each of the product.

Prior to the completion of SK Corp.'s SMB and PXE production processes, Korea had to rely on importing PXE, PDEB, and high purity normal-heptane. As a stable domestic supplier, SK Corp. expects to make an estimated $5 million annually from the new processes.

SK Corp. started these two projects in October of 1999. The construction took one year and two months, and the test operation along with commercial product development lasted for ten months. The construction costs for these state-of-the-art, value-adding production facilities were KW6.2 billion ($4.8 million) for SMB and KW2.4 billion ($1.8 million) for PXE.

S&P Assigns 'BBB-' Rating to Korea's SK Corp.; Outlook Stable (Feb. 5, 2002)

Standard & Poor's today assigned its 'BBB-' rating to Korea's SK Corp. The outlook on the rating is stable.

The rating reflects SK Corp.'s leading position in the oligopolistic Korean petroleum refining and marketing (R&M) sector, as well as the company's good operating efficiency, backed by economies of scale and vertical integration. These strengths are offset by an increasingly less favorable regulatory and competitive environment and excess refining capacity in Korea, as well as the company's still high debt usage and mediocre profitability. The rating also takes into account the financial flexibility derived from SK Corp.'s substantial shareholding in SK Telecom (BBB+/Stable/--), and management's ongoing commitment to reducing the company's debt and improving its debt protection measures.

The largest of the co-leaders in Korea's oil refining and marketing industry, SK Corp. has a strong and stable market share of about 35%. This stability stems from the company's extensive retail network, as well as from the high barriers to entry in the industry, such as stringent stockpiling and oil reserve requirements and higher tariffs on refined petroleum products than on crude oil imports. SK Corp.'s operating efficiency is good, supported by economies of scale and vertical integration with petrochemical operations. The company's Ulsan refining complex, one of the largest single site refineries in the world, with a refining capacity of 810,000 barrels per day, also contributes to its cost competitiveness. SK Corp's strong competitive position in both the domestic and international markets helped it weather the 1997-1998 economic crisis in Korea, and leave it well positioned to deal with the sometimes sudden and unpredictable swings in oil market conditions.

Profitability in the Korean refining industry as a whole is volatile, reflecting challenges such as a dependence on imported oil, excess capacity, and ongoing market deregulation. However, players in the R&M sector now tend to place a greater emphasis on profitability relative to absolute growth. This shift has been brought about by industry consolidation among four major Korean oil refiners, high debt burdens at some refiners, and the greater influence of foreign investors. At the same time, deregulation is encouraging competition, although to date, new entrants have been limited to independent oil importers representing only about 3% of the market. Combined with the capital-intensive nature of the R&M business, this potential competition increases the threat of severe price cutting.

SK Corp's financial profile is still characterized by high debt usage, even following significant reductions over the past three years. The company's interest coverage and cash flow protection measures are weak, reflecting both its level of debt and mediocre profitability. However, these measures are expected to improve gradually, given SK Corp.'s modest capital investment requirements in the short term, as well as management's less aggressive financial policy. Moreover, SK Corp.'s financial flexibility is enhanced by its 26.8% stake in SK Telecom, Korea's leading wireless telephone company. This substantial liquid asset, with a market value of about Korean won (W) 6.3 trillion as of Jan. 30, 2002, is expected to be retained or else deployed towards debt reductions.

OUTLOOK: STABLE

SK Corp is expected to withstand increasing competitive pressures supported by its efficient refining and petrochemical operations and its strong market position. The company is expected to gradually reduce its debt through free cash flow or asset conversions.

SK Corp. Develops World's First Hydrotector
(Feb. 14, 2002)

After three years of research, SK Corp. implemented the Hydrotectors at the company's 830 gas stations and 13 gas storage stations throughout Korea. Hydrotectors can accurately sense and cut off the water contaminant that is mixed in gasoline and other types of petroleum-based fuel.

The usage of petroleum-based fuels, with water contaminant on machines such as automobiles and airplanes, can cause sudden problems or suspension of operation, all in which raises the risk of accidents. Since the real-time detection technology did not exist until now, the level of water contaminant has always been inspected by the naked eye.

The Hydrotector is the world's first technology that can detect and cutoff the water contamination in petroleum-based fuels in real-time. It can be applied to various types of petroleum-based fuels, such as gasoline, kerosene, and jet fuel, during the fueling process.

SK Corp. estimates the market size of the Hydrotector to be over KW500 billion ($384.6 million). So far the company has applied for patents in 11 different countries, including Korea.

Starting at the end of this year, SK Corp. plans to market the Hydrotector at its gas and gas storage stations to heighten the product quality and public confidence. The company also plans to market the product to petroleum companies, airports, airplane manufacturers, and various other industries.

Ford Ties Up With SK Corp.'s Auto Service Unit
(Feb. 14, 2002)

Ford Sales Service Korea yesterday announced its tie-up with SK Corp.'s Speedmate, which will allow local Ford car owners to receive light maintenance services from 11 Speedmate service centers across the country.

Engine and transmission oil changes, filter changes, battery checks and brake system repairs will be among the services offered by SK Corp. to Ford owners, the company said, adding that its 24-hour emergency-aid service will be expanded to cover the whole country.

SK Corp. names new president
(Feb. 26, 2002)

SK Corp. yesterday named Kim Chang-geun, head of the company's restructuring headquarters, as its new president and chief executive officer.

Outgoing President Yu Seung-ryol reportedly tendered his resignation in January for personal reasons, which SK Group recently accepted.

Kim will double as the company's chief restructuring officer.

Hailing from Seoul, Kim joined SK Corp. in 1974 and has served since 1994 as the head of the company's finance team.

A group official said Kim's promotion was in recognition of his outstanding leadership in charting the course for group-wide restructuring since the outbreak of the financial crisis in late 1997.